September 23, 2011

VIA EDGAR (Correspondence Filing)

Mr. Kieran G. Brown U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Ranger Funds Investment Trust (the “Registrant”)

Registration Statement on Form N-1A

File Nos. 333-175328; 811-22576

Dear Mr. Brown:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky with respect to our previous response letter dated September 14, 2011 and the registration statement on Form N-1A for Ranger Funds Investment Trust (the “Trust”), filed with the Commission on July 1, 2011, and the Ranger Small Cap Fund, Ranger Mid Cap Fund, Ranger International Fund, and Ranger Quest for Income and Growth Fund (the “Funds”), each a series of the Trust.  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1.

Comment 2.

Please explain to us what expenses are included in the “indirect expenses” identified in the third line of footnote 3 to the Fee Table.  Additionally, please define “acquired fund fees and expenses” in a separate sentence of the footnote.

Response:  The first sentence of footnote 3 has been revised to replace “indirect expenses, expenses of other investment companies in which the Fund may invest (‘acquired fund fees and expenses’)” with “Acquired Fund Fees and Expenses”. “Acquired Fund Fees and Expenses” is defined in footnote 2, which reads, “‘Acquired Fund Fees and Expenses’ are the indirect costs of investing in other investment companies.”

Comment 3.

Your response dated September 14, 2011, stated that the Fund would define small cap companies in the Principal Investment Strategies section as companies “that at the time of purchase: (i) have a market capitalization between $100 million and $2 billion, or (ii) are within the capitalization range of companies represented within the Russell 2000 Growth Index, as of its most recent reconstitution date.”  Please revise this disclosure to refer only to a fixed minimum and maximum dollar value.  The values chosen may be referenced as the minimum and maximum capitalizations of companies in an appropriate index as of its most recent reconstitution date, but the definition may not incorporate by reference future changes to those values.

Response:   The above-referenced definition has been revised to refer to companies “that at the time of purchase: (i) have a market capitalization between $100 million and $2.5 billion, or (ii) are in the capitalization range of the Russell 2000 Growth Index, which was $130 million to $3.0 billion as of June 24, 2011.” A corresponding change to the definition of mid cap companies will be made with respect to the Ranger Mid Cap Fund.  The Registrant believes the proposed definition is clearly understood by investors and is necessary to ensure that the Fund’s portfolio reflects investors’ expectations of the size of small cap companies as that range is changed by the market over time.  The Commission Staff’s  guidance regarding the application of Rule 35d-1, as described in its release “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” states in relevant part that:

As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms "small-, mid-, or large-capitalization," registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.

The Registrant believes that the proposed definition is a reasonable definition, as reflected by the staff’s reference to referring to industry indices (see above) and the several existing “small cap” funds that currently rely on the same or a similar definition.

Comment 4.

In the description of the “Sub-Adviser” section under the Ranger International Fund and Ranger Quest for Income Fund, please confirm that the disclosure indicated whether the Sub-Adviser will collect a portion of advisory fees recouped by the Adviser under the expense limitation agreement.

Response:   The relevant sentence in the above-referenced section has been revised to read as follows: “Pursuant to a Sub-Advisory Agreement the adviser is entitled to receive, on a monthly basis, an annual advisory fee equal to fifty percent (50%) of the management fee collected by the adviser (including any recoupment of fees pursuant to the adviser’s expense limitation agreement described above) with respect to the Ranger International Fund and the Ranger Quest for Income and Growth Fund.”  The Registrant has confirmed to us that it believes the disclosure clearly explains the compensation arrangement for the Sub-Adviser.

Statement of Additional Information

Comment 5.

In the paragraph under “Senior Securities” under “Investment Restrictions”, please delete “is consistent with or” from the sentence stated in your previous response.

Response:   The phrase “is consistent with or” has been deleted from the above-referenced section.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Michael Barolsky at
(513) 352-6672.

Sincerely,

/s/ Thompson Hine

Thompson Hine LLP